UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	|_| Form 10-K	|_| Form 20-F	|_| Form 11-K	|X| Form 10-Q	|_| Form N-SAR	|_| Form N-CSR
For period Ended:		September 30, 2009
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
IXI Mobile, Inc.
Full Name of Registrant

Former Name if Applicable
11 Moshe Levi Street, 11th Floor
Address of Principal Executive Office (Street and Number)
Rishon Le-zion, Israel 75658
City, State and Zip Code
PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	|X| (a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Financial and other information for the filing of a complete and accurate Quarterly Report on Form 10-Q for the interim period ended September 30, 2009, could not be provided within the prescribed time period.

PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Yossi Shai	972	(3) 942-8888
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).            Yes |_|        No |X|

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?          Yes |X|         No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the initiation of several strategic measures intended to refocus the Company’s activities and to reduce operating costs, as described on the Company’s Form 8-K’s filed with the SEC on December 29, 2008 and January 9, 2009, the Company has not finalized its financial statements for the quarter ended September 30, 2008, for the year ended December 31, 2008, or for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009, and its auditors have not finalized their review and/or audit of those financial statements.  The Company is not currently in a position to estimate the results for the interim periods or the year end for which these reports have not been filed.

The Company believes that it shall need to raise additional capital in the near future in order to continue as a going concern, and there can be no assurance that it will be successful in doing so or that, even if the Company is able to raise additional capital, such capital will be sufficient to allow the Company to continue as a going concern.

This form contains forward-looking statements (statements that are not historical facts).  These statements are based upon assumptions and estimates that might not be realized and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements.  Such risks and uncertainties include those specified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

IXI Mobile, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

IXI MOBILE, INC.

Dated: November 16, 2009	By: /s/ Yossi Shai
Name: Yossi Shai
Title: Chief Financial Officer